

Filed Pursuant to Rule 433
Registration No. 333-202524
May 20, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
and Stock-Linked Underlying Supplement dated March 5, 2015)

Structured Investments	HSBC USA Inc. $ Leveraged Contingent Buffered Enhanced Notes (CBEN) Linked to the American Depositary Shares of Baidu, Inc. due June 13, 2016 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing June 13, 2016.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.
- **Any payment on the Notes is subject to the Issuer's credit risk.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The American depositary shares ("ADS") (ten ADS representing one Class A ordinary share, par value US$0.00005 per share) of the Reference Asset Issuer
Reference Asset Issuer:	Baidu, Inc. ("BIDU")
Knock-Out Event:	A Knock-Out Event will occur if the Final Price is less than the Initial Price by a percentage that is greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	10%
Contingent Minimum Return:	0%
Principal Amount:	$1,000 per Note
Trade Date:	May 21, 2015
Pricing Date:	May 21, 2015
Original Issue Date:	May 27, 2015
Final Valuation Date:	June 8, 2016, subject to adjustment as described in "Additional Terms of the Notes — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and expected to be June 13, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Maximum Return:	24.40%. **In no event will the return on your Notes exceed the Maximum Return of 24.40%. This means the Payment at Maturity for each $1,000 Principal Amount will not exceed $1,244.00.**
Payment at Maturity:	*If a Knock-Out Event has occurred,* you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Maximum Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will equal $1,000 + ($1,000 × Reference Return).
	If a Knock-Out Event has occurred, you will lose some or all of your investment. **This means that if the Reference Return is -100%, you will lose your entire investment.**
	If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the Reference Return multiplied by the Upside Participation Rate, subject to a minimum return of $1,000 (the return represented by the Contingent Minimum Return) and a maximum return of $1,244.00 (the return represented by the Maximum Return). For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?" herein.
Upside Participation Rate:	200.00%
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	The Official Closing Price of the Reference Asset as determined by the Calculation Agent on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset as determined by the Calculation Agent on the Final Valuation Date.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP / ISIN:	40433BW87 / US40433BW874
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

An investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense. HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agent with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
May [●], 2015

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- The Stock-Linked Underlying Supplement:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm
- The prospectus supplement:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
- The prospectus:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity. These charts should be reviewed together with the other information contained in this free writing prospectus as well as in the accompanying Stock-Linked Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 in Principal Amount to $1,000. The hypothetical total returns set forth below reflect a hypothetical Initial Price of $200.00, the Knock-Out Buffer Amount of 10%, the Maximum Return of 24.40%, the Contingent Minimum Return of 0% and the Upside Participation Rate of 200.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset:	The American depositary shares of Baidu, Inc. ("BIDU")
Currency:	USD
Knock-Out Buffer Amount:	10%
Contingent Minimum Return:	0%
Maximum Return:	24.40%
Upside Participation Rate:	200%
Monitoring:	The Final Valuation Date.
Maximum gain:	24.40%
Maximum potential loss:	100%
Maturity:	Approximately 54 weeks
Settlement:	Cash

- **Appreciation Potential:**
  The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate, up to the Maximum Return. If the Final Price is less than the Initial Price by a percentage that exceeds the Knock-Out Buffer Amount, you will receive a payment reflecting the performance of the Reference Asset.

- **No Guaranteed Return of Principal:**
  Full principal at risk if a Knock-Out Event occurs.

Hypothetical Total Return on the Notes

Summary Selected Risk Considerations (see page 4)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.
- Your investment in the Notes may result in a loss.
- The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than the Final Valuation Date.
- Your maximum gain on the Notes is limited to the Maximum Return.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- The Estimated Initial Value of the Notes, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- There is limited anti-dilution protection.
- No interest or dividend payments or voting rights.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- We are not affiliated with the Reference Asset Issuer.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- In some circumstances, the payment you receive on the Notes may be based on the shares or ADS of another company and not Baidu, Inc.
- Risks associated with foreign securities markets.
- Risks associated with emerging markets.
- Exchange rate risk.
- There are important differences between the ADS and the shares of Baidu, Inc.
- Historical performance of the Reference Asset should not be taken as an indication of its future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

Hypothetical Final Price	Hypothetical Reference Return	Total Return on Note*
$400.00	100.00%	24.40%
$360.00	80.00%	24.40%
$340.00	70.00%	24.40%
$300.00	50.00%	24.40%
$280.00	40.00%	24.40%
$260.00	30.00%	24.40%
$240.00	20.00%	24.40%
$224.40	12.20%	24.40%
$216.00	8.00%	16.00%
$210.00	5.00%	10.00%
$208.00	4.00%	8.00%
$206.00	3.00%	6.00%
$202.00	1.00%	2.00%
$200.00	0.00%	0.00%
$190.00	-5.00%	0.00%
$180.00	-10.00%	0.00%
$170.00	-15.00%	-15.00%
$160.00	-20.00%	-20.00%
$140.00	-30.00%	-30.00%
$120.00	-40.00%	-40.00%
$100.00	-50.00%	-50.00%
$80.00	-60.00%	-60.00%
$40.00	-80.00%	-80.00%
$0.00	-100.00%	-100.00%

The table above assumes an Initial Price of $200.00; the actual Initial Price will be set on the pricing date.
* If a Knock-Out Event occurs, you will lose 1% of your Principal for each 1% that the Final Price is less than the Initial Price.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate of 200.00%, up to the Maximum Return on the Notes of 24.40%, or a maximum Payment at Maturity of $1,244.00 for every $1,000 Principal Amount. *If a Knock-Out Event has not occurred,* in addition to the Principal Amount, you will receive at maturity at least the Contingent Minimum Return of 0% on the Notes, or a minimum Payment at Maturity of $1,000.00 for every $1,000 Principal Amount of the Notes. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — *If a Knock-Out Event has not occurred,* you will receive at least the Principal Amount at maturity, even if the Final Price is below the Initial Price. *If a Knock-Out Event has occurred and the Final Price is less than the Initial Price,* you will lose 1% of your Principal Amount for every 1% that the Final Price is less than the Initial Price. If a Knock-Out Event has occurred and the Reference Return is -100%, you will lose your entire investment.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, subject to the Maximum Return and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If on the Final Valuation Date, the Final Price is less than the Initial Price by a percentage that exceeds the Knock-Out Buffer Amount, a Knock-Out Event will have occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, you will lose 1% of the Principal Amount of your investment for every 1% decline of the Final Price as compared to the Initial Price. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE FINAL VALUATION DATE** — The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then drops on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the stated maturity date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Price is greater than the Initial Price, for each $1,000 Principal Amount you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 24.40% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Return. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF WE WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which we may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section "Additional Terms of the Notes — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have. In addition, the Reference Asset Issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset and the value of the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUER** — We are not affiliated with the Reference Asset Issuer, nor have we made any independent investigation regarding the adequacy or completeness of the information about the Reference Asset Issuer contained in this free writing prospectus. You should make your own investigation into the Reference Asset and the Reference Asset Issuer. We are not responsible for the Reference Asset Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE BASED ON THE SHARES OR ADS OF ANOTHER COMPANY AND NOT BAIDU, INC.** — Following certain corporate events relating to the Reference Asset Issuer where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the stock or ADS of a successor or any cash or any other assets distributed to holders in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes.

- **RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS** — Because foreign equity securities underlying ADSs may be publicly traded in the applicable foreign country and are denominated in currencies other than U.S. dollars, investments in securities linked to ADSs, such as the securities, involve particular risks. For example, the foreign securities exchange may be more volatile than the U.S. securities markets, and market developments may affect that market differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the foreign securities market, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in that market. Securities prices in The People's Republic of China (PRC) generally are subject to political, economic, financial and social factors that apply to the PRC market. These factors, which could negatively affect the PRC securities market, include the possibility of changes in the PRC government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to PRC companies or investments in PRC equity securities and the possibility of fluctuations in the rate of exchange between the U.S. dollar and the Chinese renminbi. Moreover, the PRC economy may differ favorably or unfavorably from the United States economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **RISKS ASSOCIATED WITH EMERGING MARKETS —** An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **EXCHANGE RATE RISK —** Because ADSs are denominated in U.S. dollars but represent Chinese equity securities that are denominated in Chinese renminbi, changes in currency exchange rates may negatively impact the value of the ADSs. The value of the Chinese renminbi may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies of the United States, the Chinese government or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns for the Notes.

- **THERE ARE IMPORTANT DIFFERENCES BETWEEN THE ADSS AND THE SHARES OF BAIDU, INC.** — There are important differences between the rights of holders of ADSs and the rights of holders of the Class A ordinary shares of Baidu, Inc. The ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the depositary and the holders of the ADSs, which may be different from the rights of holders of the ordinary shares. For example, Baidu, Inc. may make distributions in respect of the Class A ordinary shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and the rights of holders of the Class A ordinary shares may be significant and may materially and adversely affect the value of the ADSs and, as a result, the value of the Notes.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will postpone the Final Valuation Date until the next scheduled trading day on which there is no market disruption. If the market disruption continues for five scheduled trading days, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner. This postponement may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the actual and expected volatility of the Reference Asset;

    - the time to maturity of the Notes;

    - the dividend rate on the Reference Asset;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the securities markets generally; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 10%, the Contingent Minimum Return on the Notes of 0%, the Maximum Return of 24.40%, the Upside Participation Rate of 200.00% and assume an Initial Price of $200.00. The actual Initial Price will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Total Return*
$400.00	100.00%	24.40%
$360.00	80.00%	24.40%
$340.00	70.00%	24.40%
$300.00	50.00%	24.40%
$280.00	40.00%	24.40%
$260.00	30.00%	24.40%
$240.00	20.00%	24.40%
$224.40	**12.20%**	**24.40%**
$216.00	8.00%	16.00%
$210.00	5.00%	10.00%
$208.00	4.00%	8.00%
$206.00	3.00%	6.00%
$202.00	1.00%	2.00%
$200.00	**0.00%**	**0.00%**
$190.00	-5.00%	**0.00%**
$180.00	-10.00%	**0.00%**
$170.00	-15.00%	-15.00%
$160.00	-20.00%	-20.00%
$140.00	-30.00%	-30.00%
$120.00	-40.00%	-40.00%
$100.00	-50.00%	-50.00%
$80.00	-60.00%	-60.00%
$40.00	-80.00%	-80.00%
$0.00	-100.00%	-100.00%

The table above assumes an Initial Price of $200.00; the actual Initial Price will be set on the pricing date.
* If a Knock-Out Event occurs, you will lose 1% of your Principal for each 1% that the Final Price is less than the Initial Price.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event does not occur, and the price of the Reference Asset decreases from the hypothetical Initial Price of $200.00 to a hypothetical Final Price of $180.00. Because a Knock-Out Event has not occurred and the Reference Return of -10.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 0\%) = \$1,000.00$$

Example 2: A Knock-Out Event does not occur, and the price of the Reference Asset increases from the hypothetical Initial Price of $200.00 to a hypothetical Final Price of $216.00. Because a Knock-Out Event has not occurred and the Reference Return of 8.00% multiplied by the Upside Participation Rate is greater than the Contingent Minimum Return of 0.00% but less than the Maximum Return of 24.40%, the investor receives a Payment at Maturity of $1,160.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 8\% \times 200\%) = \$1,160.00$$

Example 3: A Knock-Out Event does not occur, and the price of the Reference Asset increases from the hypothetical Initial Price of $200.00 to a hypothetical Final Price of $260.00. Because a Knock-Out Event has not occurred and the Reference Return of 30.00% multiplied by the Upside Participation Rate is greater than the Maximum Return of 24.40% the investor receives a Payment at Maturity of $1,244.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 24.40\%) = \$1,244.00$$

Example 4: A Knock-Out Event has occurred, and the price of the Reference Asset decreases from the hypothetical Initial Price of $200.00 to a hypothetical Final Price of $120.00. Because a Knock-Out Event has occurred, and the Reference Return is -40.00%, the investor is exposed to the negative performance of the Reference Asset. The investor will receive a Payment at Maturity of $600.00 per $1,000.00 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600.00$$

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy shares of the Reference Asset. All disclosures contained in this free writing prospectus regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this free writing prospectus. You should make your own investigation into the Reference Asset.

We urge you to read the section "Information Regarding the Reference Stocks and the Reference Stock Issuers" beginning on page S-10 in the accompanying Stock-Linked Underlying Supplement.

REFERENCE ASSET ISSUER AND REFERENCE ASSET INFORMATION

The Notes have not been passed on by the Reference Asset Issuer as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of the Reference Asset Issuer. The Reference Asset Issuer makes no warranties and bear no liabilities with respect to the Notes. This free writing prospectus relates only to the Notes offered and does not relate to any security of the Reference Asset Issuer.

All information on the Reference Asset Issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act") are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the Reference Issuer can be located by reference to the SEC file number specified in the description of the Reference Asset below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We have not made any independent investigation as to the accuracy or completeness of any materials referred to above, including any filings made by the Reference Asset Issuer with the SEC. In connection with any issuance of Notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the Reference Asset Issuer. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of the Reference Asset (and therefore the price of the Reference Asset at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Asset Issuer could affect the value received at maturity with respect to the Notes.

Baidu, Inc.

Baidu, Inc. operates an Internet search engine. The company offers algorithmic search, enterprise search, news, MP3, and image searches, voice assistance, online storage, and navigation services. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-51469 or its CIK Code: 1329099. The ADS of Baidu, Inc. are listed on The NASDAQ Global Select Market under the ticker symbol "BIDU."

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through May 18, 2015. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$39.77	$20.12	$23.96	December 31, 2011	$147.68	$102.00	$116.47
June 30, 2008	$38.29	$24.30	$31.30	March 31, 2012	$154.15	$117.18	$145.77
September 30, 2008	$35.34	$22.70	$24.82	June 30, 2012	$152.84	$107.50	$114.98
December 31, 2008	$27.48	$10.05	$13.06	September 30, 2012	$134.71	$99.73	$116.82
March 31, 2009	$19.77	$10.50	$17.66	December 31, 2012	$116.80	$85.97	$100.29
June 30, 2009	$31.00	$17.10	$30.11	March 31, 2013	$114.87	$83.32	$87.70
September 30, 2009	$40.80	$26.80	$39.11	June 30, 2013	$103.61	$82.99	$94.53
December 31, 2009	$44.33	$35.30	$41.12	September 30, 2013	$155.80	$88.89	$155.18
March 31, 2010	$62.85	$38.48	$59.70	December 31, 2013	$181.25	$141.52	$177.88
June 30, 2010	$82.29	$59.70	$68.08	March 31, 2014	$189.32	$144.19	$152.38
September 30, 2010	$107.19	$65.90	$102.62	June 30, 2014	$188.60	$140.66	$186.81
December 31, 2010	$115.04	$94.34	$96.53	September 30, 2014	$231.38	$176.71	$218.23
March 31, 2011	$138.36	$97.58	$137.81	December 31, 2014	$251.99	$194.35	$227.97
June 30, 2011	$156.03	$114.14	$140.13	March 31, 2015	$234.66	$199.70	$208.40
September 30, 2011	$165.94	$100.95	$106.91	May 18, 2015*	$251.99	$152.89	$191.32

* This free writing prospectus includes information for the second calendar quarter of 2015 for the period from April 1, 2015 through May 18, 2015. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2015.

The graph below illustrates the performance of Baidu, Inc.'s ADS from January 1, 2008 through May 18, 2015, based on information from the Bloomberg Professional® service. The Official Closing Price of the Reference Asset on May 18, 2015 was $191.32. **Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.**

Historical Performance of Baidu, Inc.



Source: Bloomberg Professional® service

U.S. Federal Income Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether the Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset Issuer and consult your tax advisor regarding the possible consequences to you if the Reference Asset Issuer is or becomes a PFIC or a USRPHC.

For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.